NEWS RELEASE
TSX Venture Exchange Symbol: SNV	July 4, 2006

SONIC PROMOTES MS. SHARP TO CHIEF FINANCIAL OFFICER

Vancouver, CANADA - Sonic Environmental Solutions Inc. (SNV-TSX Venture Exchange) today announced the promotion of Ms. Lisa Sharp as the Company’s Chief Financial Officer. Ms. Sharp moves to this new role from her previous position as Controller for the Company. Ms. Sharp will be taking over from Mr. Edward Farrauto who will continue to assist the Company with regard to securities and other corporate regulatory reporting matters.

Adam Sumel, President and CEO of Sonic, stated, “It gives me great pleasure that Lisa has agreed to take on these additional responsibilities and her growth with the Company gives us continuity in this key area. I would especially like to thank Ed for his diligent work on behalf of Sonic and for his counsel and leadership in the development of the Company. We are pleased to have his continued support in an advisory and consulting capacity.”

Ms. Sharp is a CGA and has held the position of Controller in a variety of industries including six years with a major environmental remediation company. Mr. Ed Farrauto commented, “I am confident that Ms. Sharp will serve Sonic extremely well in her new role. This change formalizes a transition that has been underway for some months now and allows me to have a continuing role with the Company that otherwise would not be possible given my other commitments. I look forward to being part of the continued development and success of Sonic”.

The Company also confirmed that the employment agreement with Mr. Adam Sumel as CEO has been renewed for a further two years. The Company also announced the grant of 865,000 options to over 20 members of the Sonic team, including certain operating staff and management, the Technical Advisory Board and to new employees with the East coast expansion. These options are exercisable at a price of $1.00 per share. The grant of options is subject to regulatory and exchange approval.

About Sonic
Sonic’s Environmental Remediation Division markets both the Terra-Kleen solvent extraction process for the removal of Persistent Organic Pollutants (POP) and the PCB Sonoprocess™ for the chemical destruction of POP. Sonic’s technologies are unique in providing a non-thermal, low-cost remediation solution to some of the most toxic contaminants and hazardous waste materials. In addition, Sonic’s core patented sonic generator allows the Company to develop proprietary SonoprocessTM applications for a range of industrial processes. The industrial scale sonic generator is unique in allowing the enhancement of processes by sonic energy and the Company is currently addressing a limited number of such opportunities based on commercial opportunity.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

For Further Information, please contact:
Laura Byspalko, Public Relations Manager
Tel: 604-736-2552 or Email: info@sesi.ca.

www.SonicEnvironmental.com